May 22, 2007

United States Securities and Exchange Commission

450 Fifth Street, N.W. Mail Stop 6010

Washington, DC 20549

Attn:	Jim B. Rosenberg, Senior Assistant Chief Accountant
Tabatha Akins, Staff Accountant, Division of Corporation Finance

Re:	Mannatech, Incorporated
Form 10-K for the Fiscal Year Ended December 31, 2006, filed March 16, 2007
File No. 000-24657; Control No. 14935

Ladies and Gentlemen:

Mannatech, Incorporated (the “Company”), is hereby providing you with explanations in response to the comments received from the Staff of the United States Securities and Exchange Commission (the “Staff” or the “Commission”) in the Staff’s letter dated May 10, 2007.

For your convenience, we have repeated each of the comments set forth in the letter and followed each comment with the Company’s response.

Comment Letter

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 35.

Critical Accounting Policies and Estimates, page 36.

1.	Comment: This disclosure should provide investors with a fuller understanding of the uncertainties in applying critical accounting policies and the likelihood that a material different amount would be reported under different conditions or using different assumptions. It should include quantification of the related variability in operating results that you expect to be reasonably likely to occur. For all critical accounting policies and estimates, except for revenue recognition and deferred revenue that is discussed in the next comment, please provide us information in disclosure-type format regarding the uncertainties in applying these accounting policies, the historical accuracy of these accounting estimates, a quantification of their sensitivity to changes in key assumptions and the expected likelihood of material changes in the future.

Response: In the Company’s 2006 Form 10-K, the Company identified and described its critical accounting policies and estimates related to inventory reserves, capitalization of software development costs, tax valuation allowances, revenue recognition and deferred revenues, accounting for stock-based compensation, and contingencies and litigation.

United States Securities and Exchange Commission

May 22, 2007

The Company has reviewed the current disclosures related to its critical accounting polices and estimates and intends to revise and expand such disclosures in its future filings. The Company intends that the expanded disclosure will more clearly explain the policies, estimates, and judgment used by the Company, and will describe in greater detail the uncertainties surrounding its policies and estimates. The Company will also disclose that all of its critical accounting policies and estimates are discussed with its Audit Committee. In addition, the Company will review its disclosures to ensure that they (i) include a brief discussion of the likelihood that materially different amounts would be reported under different conditions or assumptions; and (ii) state that historical estimates and judgments related to the Company’s policies and estimates have not materially differed from actual recorded amounts, if applicable. The Company has copied the disclosure of its critical accounting policies and estimates from its 2006 Form 10-K and added the additional disclosures that it intends to include in its second quarter 10-Q, required to be filed on or before August 9, 2007. Since the balances as of June 30, 2007 are not yet known, the disclosure below contains blanks, or $0.0, for all quarterly values.

The expanded disclosure related to its critical accounting policies and estimates for its future filings is underlined below and deletions are summarized in the right margin, as follows:

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with generally accepted accounting principles (“GAAP”) in the United States of America. The application of GAAP requires us to make estimates and assumptions that affect the reported values of assets and liabilities at the date of our financial statements, the reported amounts of revenues and expenses during the reporting period, and the related disclosures of contingent assets and liabilities. We use estimates throughout our financial statements, which are influenced by management judgment and uncertainties. Our estimates are based on historical trends, industry standards, and various other assumptions that we believe are applicable and reasonable under the circumstances at the time the consolidated financial statements are prepared. Our Audit Committee reviews our critical accounting policies and estimates. We continually evaluate and review our policies related to the portrayal of our consolidated financial position and consolidated results of operations that require the application of significant judgment by management. We also analyze the need for certain estimates, including the need for such items as inventory reserves, long-lived fixed assets and capitalization of software development costs, reserve for uncertain income tax positions and tax valuation allowances, revenue recognition and deferred revenues, accounting for stock based compensation, and contingencies and litigation. Historically our estimates and assumptions have not materially deviated from our estimates. However, we caution readers that actual results could differ from those estimates and assumptions applied in the preparation of our consolidated financial statements. If circumstances change relating to the various assumptions or conditions used in our estimates, we could experience an adverse effect on our consolidated financial position, consolidated results of operations, and consolidated cash flows. We have identified the following applicable critical accounting policies and estimates as of June 30, 2007:

Inventory Reserves

Our inventory consists of raw materials, work in progress, finished goods, and sales aids that are stated at the lower of cost (using standard costs that approximate average costs) or market. We record the amount charged from the vendor as the costs of inventory. Typically, the fair market value of our inventory is higher than the aggregate cost. Determination of fair market value can be complex and, therefore, requires a high degree of judgment. In order for management to make the appropriate determination of fair market value, the following items are considered: inventory turnover statistics, current selling prices, seasonality factors, consumer demand, regulatory changes, competitive pricing, and performance of similar products. If we determine the carrying value of inventory is in excess of estimated fair market value, we write down the value of inventory to the estimated fair market value.

United States Securities and Exchange Commission

May 22, 2007

We also review inventory for obsolescence in a similar manner and any inventory identified as obsolete is reserved or written off. Our determination of obsolescence is based on assumptions about the demand for our products, product expiration dates, estimated future sales, and our general future plans. We monitor actual sales compared to original projections, and if actual sales are less favorable than those originally projected by us, we record an additional inventory reserve or write-down. Historically, our estimates have been close to our actual reported amounts. However, if our estimates regarding fair market value or obsolescence are inaccurate or consumer demand for our products changes in an unforeseen manner, we may be exposed to additional material losses or gains in excess of our established estimated inventory reserves. Generally we carry inventory reserves of between $0.3 million and $0.5 million. At June 30, 2007, we valued our inventory at $     million.

Long Lived Fixed Assets and Capitalization of Software Development Costs

In addition to capitalizing long lived fixed asset costs, we also capitalize costs associated with internally-developed software projects, (collectively “fixed assets”), and amortize such costs over the useful lives of such fixed assets. Fixed assets are carried at cost, less accumulated depreciation computed using the straight-line method over the assets estimated useful lives. Leasehold improvements are amortized over the shorter of the remaining lease term or the estimated useful lives of the improvements. Expenditures for maintenance and repairs are charged to operations as incurred. If a fixed asset is sold or otherwise retired or disposed of, the cost of the fixed asset and the related accumulated depreciation or amortization is written off and any resulting gain or loss is recorded in other operating costs in our consolidated statement of operations.

We review our fixed assets for impairment whenever an event or change in circumstances indicates the carrying amount of an asset or group of assets may not be recoverable, such as plans to dispose of an asset before the end of its previously estimated useful life. The impairment review includes a comparison of future projected cash flows generated by the asset or group of assets with its associated net carrying value. If the net carrying value of the asset or group of assets exceeds expected cash flows (undiscounted and without interest charges), an impairment loss is recognized to the extent the carrying amount exceeds the fair value. The fair value is determined by calculating the discounted expected future cash flows using an estimated risk-free rate of interest. Any identified impairment losses are recorded in the period in which the impairment occurs. The carrying value of the fixed assets is adjusted to the new carrying value and any subsequent increases in fair value of the fixed asset are not recorded. In addition, if we determine that the estimated remaining useful life of the asset should be decreased from our original estimate, the periodic depreciation expense is adjusted based on the new remaining useful life of the fixed asset.

The impairment calculation requires us to apply judgment and estimates concerning future cash flows, strategic plans, useful lives, and discount rates. If actual results are not consistent with our estimates and assumptions, we may be exposed to impairment charges, which could be material to our results of operations. In addition, if accounting standards change, or if long-lived assets become obsolete, we may be required to write off unamortized costs of fixed assets, or if estimated useful lives change, we would be required to accelerate depreciation or amortization periods and recognize additional depreciation expense in our consolidated statement of operations.

United States Securities and Exchange Commission

May 22, 2007

Historically our estimates and assumptions related to the carrying value and the estimated useful lives of our fixed assets have not materially deviated from actual results. As of June 30, 2007, the estimated useful lives and net carrying values of fixed assets are as follows:

	Estimated useful life	Net carrying value at June 30, 2007
Office furniture and equipment	5 to 7 years	$0.0 million
Computer hardware and software	3 to 5 years	0.0 million
Automobiles	3 to 5 years	0.0 million
Leasehold improvements	2 to 10 years(1)	0.0 million
Construction in progress	2 to 10 years(2)	0.0 million

Total net carrying value at June 30, 2007		$0.0 million

(1)	We amortize leasehold improvements over the shorter of the useful life of the leased asset or the lease term.
(2)	Construction in progress includes fixed assets, leasehold improvements and internally-developed software costs. Once placed in service, leasehold improvements will be amortized over the shorter of an asset’s useful life, which will be the life of the leased asset or the remaining lease term. Once the Internally-developed software is placed in service, it will be amortized over 5 years.

The net carrying costs related to fixed assets and any unamortized costs in construction in progress are exposed to impairment losses if our assumptions and estimates change related to carrying values, there is a change in estimated future cash flow, or a change in the estimated useful lives of our fixed assets.

Uncertain Income Tax Positions and Tax Valuation Allowances

As of June 30, 2007, we recorded a liability on our consolidated balance sheet of $     million related to uncertain income tax positions and income tax reserves associated with various audits. As required by FIN 48, we use judgments and make estimates and assumptions related to evaluating the probability of uncertain income tax positions. We base our estimates and assumptions on the potential liability related to an assessment of whether the income tax position will “more likely than not” be sustained in an income tax audit. We are also subject to periodic audits from multiple domestic and foreign tax authorities related to income tax, sales and use tax, personal property tax, and other forms of taxation. These audits examine our tax positions, timing of income and deductions, and allocation procedures across multiple jurisdictions. As part of our evaluation of these tax issues, we establish reserves in our consolidated financial statements based on our estimate of current probable tax exposures. Depending on the nature of the tax issue, we could be subject to audit over several years. Therefore, our estimated reserve balances and liability related to uncertain income tax positions may exist for multiple years before the statute of limitation expires or before an issue is resolved by the taxing authority. We believe our tax reserves and liabilities related to uncertain income tax positions are based upon reasonable judgment and estimates; however, if actual results materially differ, our effective income tax rate, earnings, deferred tax balances, and cash flows in the period of discovery or resolution could be affected.

We also review the estimates and assumptions used in evaluating the probability of realizing the future benefits of our deferred tax assets and record a valuation allowance when we believe that a portion or all of our deferred tax assets may not be realized. If we are unable to realize the expected future benefits of our deferred tax assets, we are required to provide a valuation allowance. We use our past history and experience, overall profitability, future management plans, and current economic information to evaluate the amount of valuation allowance to record. As of June 30, 2007, we maintained a valuation allowance for our operations in Taiwan and the Republic of Korea because they did not meet the “more likely than not” criteria as defined by the recognition and measurement provisions of Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes.” In addition, as of June 30, 2007, we had net deferred tax assets totaling $     million, which are subject to being written down if our assumptions and estimates change, which would affect our effective income tax rate, earnings, and deferred tax balances in the period of discovery or resolution.

United States Securities and Exchange Commission

May 22, 2007

Accounting for Stock-Based Compensation

We grant stock options to our employees and Board members. At the date of grant, we determine the fair value of the award and recognize compensation expense over the vesting period of the award, which is 2 to 4 years. The fair value of the stock option award is calculated using the Black-Scholes option-pricing model, (“calculated fair value”). The Black-Scholes option-pricing model requires us to apply judgment and use highly subjective assumptions, including expected option life, expected volatility, and expected average risk-free interest rates and forfeiture rates. We employ an outside valuation firm to help us determine the various values of such assumptions and use historical and implied volatility when estimating stock price volatility. For the six months ended June 30, 2007, our assumptions and estimates used for the calculated fair value of options granted in 2007 were as follows:

•	average dividend yield of 2.31%;

•	expected average risk-free interest rate of 4.68%;

•	expected market price volatility of 67.7%;

•	expected forfeiture rate of 0%;

•	expected average life of stock options of 4 years;

•	the calculated fair value of options granted during the period of $7.76; and

•	percentage of the calculated fair value of options as compared to the exercise price of options granted was 44.3%.

While the assumptions we use are based on our best estimates, they involve inherent uncertainties based on market conditions that are outside of our control. If actual results are not consistent with the assumptions we use, the stock-based compensation expense reported in our consolidated financial statements may not be representative of the actual economic cost of stock-based compensation. In addition, if actual employee forfeitures significantly differ from our estimated forfeitures, we may be required to make an adjustment to our consolidated financial statements in future periods. A 10% increase in our stock-based compensation expense for the year ended December 31, 2007, is estimated to reduce our net income before income taxes and net income by approximately $     million and $     million, respectively. As of June 30, 2007, using our current assumptions and estimates, we anticipate recognizing $     million in gross compensation expense through 2010 related to unvested stock options outstanding.

If we grant additional stock options in the future, we would be required to recognize additional compensation expense over the vesting period of such stock options in our consolidated statement of operations. Gross compensation expense would equal the calculated fair value of such stock options, which is dependent on the assumptions used to calculate such fair value, but has generally been between 43% to 67% of the exercise price multiplied by the number of stock options awarded. During 2007, we granted              stock options that vest over 3 years and will recognize compensation expense related to the grant of these stock options of $     million during the remainder of 2007, $     million in 2008, $     million in 2009, and $     million in 2010. As of June 30, 2007, we had              stock options available to grant in the future.

United States Securities and Exchange Commission

May 22, 2007

Contingencies and Litigation

It is common for our Company to be involved in legal proceedings and governmental inquiries associated with employment, securities, and independent associate activities. Each quarter, we evaluate the need to establish a reserve for legal claims or assessments. We base our accrual evaluation on our estimates of the potential liability in such matters. The reserve includes an estimated amount for any damages and the probability of losing any threatened legal claims or assessments. The reserve is developed in consultation with in-house and outside counsel and is based upon a combination of litigation and settlement strategies. Although we believe that our legal reserves and accruals are based on reasonable judgments and estimates, actual results could differ, which may expose us to material gains or losses in future periods. If actual results differ, if circumstances change, or if we experience an unanticipated adverse outcome of any legal action, including any claim or assessment, we would be required to recognize the estimated amount which could reduce net income and earnings and affect cash flows.

Revenue Recognition and Deferred Revenues, page 37.

2.	Comment: We believe your disclosure related to revenue recognition and deferred revenue could be improved. Please provide us in disclosure-type format a discussion of the material methods, assumptions, and estimates underlying this critical accounting policy and estimate, including your process for estimating the reserve for sales refunds and returns for each period presented showing the following:

•	Beginning balance,

•	Current provision related to sales made in current period,

•	Current provision related to sales made in prior periods,

•	Actual returns or credits in current period related to sales made in current period,

•	Actual returns or credits in current period related to sales made in prior periods, and

•	Ending balance.

At a minimum your proposed disclosure should quantify the amount of material changes in estimates in each period presented or state that no material changes in estimates have been recognized, if true.

Response: The Company’s sales returns have not materially changed through the years. Historically, the majority of the Company’s customers return their merchandize within the first 90 days after the sale. The Company’s sales returns have averaged 1% or less of its gross sales. As an example, the Company’s sales reserve for the three months ended March 31, 2007 was composed of the following:

Balance (in thousands)
Sales reserve as of December 31, 2006	$369
Current provision related to sales made in 2007	$263
Current provision related to sales made prior to 2007	$452
Actual returns or credits in 2007 related to 2007	$(189)
Actual returns or credits in 2007 related to prior periods	$(538)

Sales reserve as of March 31, 2007	$357

United States Securities and Exchange Commission

May 22, 2007

The Company believes the proposed revised and expanded disclosures should be adequate for readers to understand the Company’s sales reserve and risks associated thereto. The Company intends to disclose sales returns as a percentage of consolidated gross sales. In addition, the Company intends to state that the percentage of sales returns to gross sales has remained consistent throughout the years. The Company also intends to revise its future disclosures related to revenue recognition and deferred revenue in its critical accounting policies and estimates as follows:

Revenue Recognition and Deferred Revenues

We derive revenues from sales of our products, sales of our starter and renewal packs, and shipping fees. Substantially all of our product and pack sales are made to independent associates at published wholesale prices. We also sell products to our members at discounted published retail prices. We record revenue net of any sales taxes. We defer substantially all of our revenues. Total deferred revenue consists of i) revenue received from sales of packs and products shipped but not received by the customers at period end; ii) revenue received related to a one-year magazine subscription; iii) revenue received from pack sales when the pack sale price exceeded the wholesale value of all individual components within the pack; and iv) revenue received related to prepaid registration fees from customers planning to attend a future corporate-sponsored event. We recognize deferred revenue related to shipped packs and products upon receipt by the customer. We recognize deferred revenue related to future corporate-sponsored events when the event is held. All other deferred revenue is recognized over one year. At June 30, 2007, total deferred revenue was $     million. Although we have no immediate plans to significantly change the contents of our packs or our shipping methods, any such change in the future could result in additional revenue deferrals or cause us to recognize deferred revenue over a longer period of time. For example, if we were to decrease the number of items included in our packs while keeping the sales price of the packs the same, we would have to defer additional revenue and recognize the additional deferred revenue over one year.

We have 3 different product return policies: one policy for our retail customers, one policy for our members, and one policy for our independent associates. Retail customers may return any of our products to the original independent associate who sold the product, who will provide the retail customer with a full cash refund. The independent associate may then forward proof of the refund to us to receive a replacement product. Members may return an order to us within 30 days of the purchase date without termination or being charged a 10% fee. After 30 days from the date of purchase, the member may receive a refund but is charged a 10% fee and may have its membership terminated. An independent associate is allowed to return an order within one year of the purchase date upon terminating its associate account. If the product is returned unopened and in good salable condition, the independent associate may receive a full refund less a 10% fee; however, the associate’s account may be terminated.

Based upon our return policies, we estimate a sales return reserve for expected sales refunds based on our historical experience over a rolling 6 month period. Historically, sales returns estimates have consistently been less than 1% of consolidated gross sales and are expected to remain the same in the future. If actual results differ from our estimated sales returns reserves due to various factors, the amount of revenue recorded each period could be materially affected. A 10% increase in our sales returns reserves would decrease our consolidated net sales and income before income taxes by approximately $40,000 for our fiscal year ending December 31, 2007.

United States Securities and Exchange Commission

May 22, 2007

3.	Comment: Lastly, you disclose on page 43, that the reserve for estimated sales refunds and returns and a change in deferred revenue that pertains to the timing of recognition of revenue for pack and product shipments are included in other sales. Please explain to us in disclosure-type format why these amounts are in other sales and not combined with the applicable sales category.

Response: The Company’s revenue recognition policy was historically based on the criteria defined by Statement of Financial Accounting Standards No. 48. Prior to September 30, 2000, the Company recognized revenue upon shipment of the pack or product to its customers. Beginning in the fourth quarter of 2000, the Company adopted Staff Accounting Bulletin 101 and subsequently adopted Staff Accounting Bulletin 104, in which the Company adjusted its revenue policy and began deferring its revenue until delivery (as opposed to shipment) to its customers. The Company’s database and computer systems have historically limited the Company’s ability to provide a breakout of deferred revenues related to pack and product sales. The Company investigated ways to estimate or pull the deferred revenue by pack and product category, but could not find a consistent way to gather and report such information with any certainty. As a result, the Company decided to report deferred revenue in other sales in an effort not to distort the dollars or percentages reported related to revenue for pack and product sales delivered during the current period. However, in 2004, the Company began implementing plans to purchase a more robust system to customize its database and computer systems and created the JDE/Oracle Enterprise system, (“Globalview”), which cost the Company approximately $34 million and took approximately two and one-half years to fully design, develop, test, and implement. The Company began implementing Globalview at the end of March 2007. Globalview will improve various functionalities and greatly expand the Company’s reporting capabilities by providing greater flexibility and increased detail, including additional reports related to deferred revenue. The Company plans to separately report deferred revenue related to pack and product sales in their respective categories beginning in the second quarter of 2007 and will explain in its 2007 second quarter Form 10-Q that the dollar amount of $     million in deferred revenues for the three and six months ending June 30, 2006 and the three months ended March 31, 2007 could not be separately calculated by pack and products, but was included in other sales for 2006 and for the first quarter of 2007.

United States Securities and Exchange Commission

May 22, 2007

The expanded disclosure related to deferred revenue for the Company’s future filings is as follows:

Three and Six Months Ended June 30, 2007 Compared With the Same Periods in 2006

Net Sales

Our sales mix for the three and six months ended June 30, was as follows:

	For the three months ended June 30,		Dollar and percentage change

	2006	2007*	2007 over 2006

	(in millions)
Consolidated product sales	$00.0	$00.0	$0.0	0.0%
Consolidated pack sales	00.0	00.0	0.0	0.0%
Consolidated other, including freight	0.0	0.0	0.0	0.0%

Consolidated total net sales	$00.0	$000.0	$0.0	0.0%

*	In April 2007, we began operating our new Globalview system, which allowed us to separately quantify deferred revenue associated with sales of packs and products that were shipped but not yet received by customers. As a result in April 2007, we began recording deferred revenue related to packs with pack sales and deferred revenue associated with products with product sales. For the three months ended June 30, 2007, we recorded deferred revenue associated with packs and products shipped but not yet received by customers of $0.0 million for product sales and $0.0 million for pack sales. For the three months ended June 30, 2006, we recorded deferred revenue of $0.0 million related to packs and products shipped but not yet received by customers, and included such deferred revenue in other sales rather than in the applicable pack or product sales category. We recorded deferred revenue in other sales because our old computer system could not separately differentiate deferred revenue between packs and products shipped.

	For the six months ended June 30,		Dollar and percentage change

	2006	2007*	2007 over 2006

	(in millions)
Consolidated product sales	$00.0	$00.0	$0.0	0.0%
Consolidated pack sales	00.0	00.0	0.0	0.0%
Consolidated other, including freight	0.0	0.0	0.0	0.0%

Consolidated total net sales	$00.0	$000.0	$0.0	0.0%

*	In April 2007, we began operating our new Globalview system, which allowed us to separately quantify deferred revenue associated with sales of packs and products that were shipped but not yet received by customers. As a result in April 2007, we began recording deferred revenue related to packs with pack sales and deferred revenue associated with products with product sales. For the three months ended March 31, 2007, we recorded deferred revenue of $0.0 million in other sales and for the three months ended June 30, 2007, we recorded deferred revenue associated with packs and products shipped but not yet received by customers of $0.0 million for product sales and $0.0 million for pack sales. For the six months ended June 30, 2006, we recorded deferred revenue of $0.0 million related to packs and products shipped but not yet received by customers, and included such deferred revenue in other sales rather than in the applicable pack or product sales category.

United States Securities and Exchange Commission

May 22, 2007

The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosures in its filings; (ii) any Staff comments or changes to the Company’s disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and (iii) the Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under federal securities laws of the United States.

If any questions should arise in the course of your review of this letter, please do not hesitate to call me at (972) 471-7302.

Sincerely,

/s/ Stephen D. Fenstermacher
Stephen D. Fenstermacher
Chief Financial Officer

cc:	Samuel L. Caster, Chief Executive Officer of Mannatech, Incorporated
B. Keith Clark, General Counsel of Mannatech, Incorporated
Cindy Marr, Executive Director of Financial Reporting of Mannatech, Incorporated
J. Kenneth Menges, Jr., P.C. and Nancy Sarmiento, Outside Legal/SEC Counsel, Akin Gump Strauss Hauer & Feld LLP
Jon A. Wolkenstein, Partner, and Marissa Lindley, Assurance Manager, Grant Thornton LLP